EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2022 Financial Results

Singapore, September 7, 2022 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the second quarter ended June 30, 2022.

“Macro environment remained challenging in the second quarter.  Weak market performance, particularly in the U.S. capital market, slowed down trading activities and asset growth as our clients have more exposure in the U.S. markets versus Hong Kong”, stated Mr. Wu Tianhua, Chairman and CEO of UP Fintech, “On a sequential basis, despite a slight decrease in trading commissions, total revenue increased 2% to US$53.5 million. Net income also improved from prior quarter and the same quarter last year.”

We added 27,900 funded accounts in the second quarter, with over 70% coming from outside of China.  Total number of funded accounts was 731,400 by the end of the second quarter, an increase of 38.2% from the same quarter last year. Although total account balance decreased 2.3% sequentially to US$14.9 billion this quarter due to mark to market loss, we keep acquiring high quality clients while being prudent with marketing spending. The average asset inflows of new clients in Singapore during this quarter is over US$9,000, and total net asset inflows exceeded US$1.5 billion this quarter.

We continued to invest in research and development to improve operational efficiency and to enhance user experience.  In the second quarter, execution and clearing cost as a percentage of trading commission further deceased to under 15%.  To better help our users navigate the market turmoil, we have launched the 8.0 version of our app with both lite and pro models, which provides a more simplified interface and diversified products offering.  We keep upgrading our Hong Kong infrastructure, and recently got approval of Type 4 and Type 5 license from Hong Kong SFC (Securities and Futures Commission) so we can better serve our Hong Kong clients in the next few quarters.

Our corporate business continued to grow despite market volatility.  In the second quarter, we underwrote 7 U.S. IPOs and 4 Hong Kong IPOs, making us one of the most active underwriters globally, especially for U.S. equity issuance. We also added 26 ESOP clients in the second quarter and served 364 ESOP clients in total as of June 30, 2022. In wealth management, we continued to add new funds to our Fund Mall to provide users with diversified investment options.

Financial Highlights for Second Quarter 2022

•Total revenues were US$53.5 million, a decrease of 11.2% year-over-year and an increase of 1.6% quarter-over-quarter.

•Total net revenues were US$49.9 million, a decrease of 9.8% year-over-year and an increase of 2.0% quarter-over-quarter.

•Net loss attributable to UP Fintech was US$0.9 million compared to a net loss of US$21.5 million in the same quarter of last year.

•Non-GAAP net income attributable to UP Fintech was US$3.5 million, compared to a non-GAAP net loss of US$4.4 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Second Quarter 2022

•Total account balance decreased 37.9% year-over-year to US$14.9 billion.

•Total margin financing and securities lending balance decreased 53.5% year-over-year to US$1.6 billion.

•Total number of customers with deposit increased 38.2% year-over-year to 731,400.

Selected Operating Data for Second Quarter 2022

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2021	2022	2022
In 000's
Number of customer accounts	1,649.0	1,896.2	1,935.0
Number of customers with deposits	529.1	703.5	731.4
Number of options and futures contracts traded	7,809.6	8,420.4	8,039.1
In USD millions
Trading volume	102,006.0	91,016.9	85,475.8
Trading volume of stocks[1]	40,458.2	34,700.8	30,737.7
Total account balance	23,932.7	15,210.3	14,860.2

[1]	Refer to the disclosure under the heading “Changes of Operating Data Disclosure” below for a description of changes to how trading volume is presented compared to prior quarters.

Second Quarter 2022 Financial Results

REVENUES

Total revenues were US$53.5 million, a decrease of 11.2% from US$60.2 million in the same quarter of last year.

Commissions were US$28.2 million, a decrease of 8.8% from US$30.9 million in same quarter of last year, due to a decrease in trading volume and market activities.

Financing service fees were US$1.5 million, a decrease of 32.5% from US$2.2 million in the same quarter of last year, primarily due to a decrease in margin financing and securities lending activities.

Interest income was US$14.5 million, a decrease of 14.2% from US$ 16.8 million in same period of last year, also due to a decrease in margin financing activities and securities lending activities.

Other revenues were US$9.3 million, a decrease of 8.9% from US$10.2 million in the same quarter of last year, primarily due to the slowdown in underwriting related business and currency exchange service.

Interest expense was US$3.5 million, a decrease of 27.0% from US$4.8 million in the same quarter of last year, primarily due to interest expense savings from self-clearing and a slowdown of Hong Kong IPO financing.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$51.9 million, a decrease of 17.1% from US$62.5 million in the same quarter of last year.

Execution and clearing expenses were US$3.9 million, a decrease of 41.2% from US$6.6 million in the same quarter of last year due to more self-clearing of US cash equities and options.

Employee compensation and benefits expenses were US$25.6 million, an increase of 24.6% from US$20.6 million in the same quarter of last year, as we have increased headcounts to support overseas growth.

Occupancy, depreciation and amortization expenses were US$2.5 million, an increase of 68.7% from US$1.5 million in the same quarter last year due to increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$7.2 million, an increase of 40.3% from US$5.1 million in the same quarter last year, in line with rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$8.4 million, a decrease of 64.7% from US$23.7 million in the same quarter last year, as we slowed down marketing campaign due to weaker market backdrop.

General and administrative expenses were US$4.3 million, a decrease of 14.8% from US$5.1 million in the same quarter last year due to one-off professional service fee occurred in the quarter last year.

NET LOSS/INCOME ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net loss attributable to UP Fintech was US$0.9 million, as compared to a net loss of US$21.5 million in the same quarter of last year. Net loss per ADS – diluted was US$0.006, as compared to a net loss per ADS – diluted of US$0.149 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds, was US$3.5 million, as compared to a US$4.4 million non-GAAP net loss attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.022 as compared to a non-GAAP net loss per ADS – diluted of US$0.030 in the same quarter of last year.

For the second quarter of 2022, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 154,509,515. As of June 30, 2022, the Company had a total of 2,308,984,696 Class A and B ordinary shares outstanding, or the equivalent of 153,932,313 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of June 30, 2022, the Company's cash and cash equivalents and term deposits were US$330.8 million, compared to US$272.1 million as of December 31, 2021.

As of June 30, 2022, the allowance balance of receivables from customers was US$0.6 million compared to US$0.5 million as of December 31, 2021, which was due to an increase in our user base and stock price fluctuation.

Changes of Operating Data Disclosure:

For the purpose of providing more relevant information to facilitate investors’ understanding of our business, the Company had determined to provide the number of contracts traded of options and futures on a quarterly basis starting from the first quarter ended March 31, 2022. Historically, the Company had disclosed total trading volume of stocks, options and futures (notional volume) on an aggregate basis. Beginning in the first quarter of 2022, the Company began disclosing the trading volume of stocks on a stand-alone basis and the number of contracts traded of options and futures. As a result of this change, our trading volume as reported for prior quarters will be retrospectively recast to represent trading volume of stocks on a stand-alone basis in addition to trading volume on an aggregate basis. The effect of this recast is illustrated in the table below:

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2021	2022	2022
In USD millions
Historic presentation: trading volume	102,006.0	91,016.9	85,475.8
New presentation: trading volume of stocks	40,458.2	34,700.8	30,737.7

We have adopted this change because our management has determined that the number of options and futures contracts traded is a more relevant metric for understanding and managing our business than the trading volume of options and futures presented on an aggregate basis with trading volume of stocks. In future disclosures of our earnings, we expect to report trading volume of stocks and the number of options and futures contracts traded in lieu of aggregate trading volume. This change did not affect previously disclosed operating data other than as described above.

Updates to Management

Effective September 5, 2022, the board of directors of the Company (the “Board”) elected Mr. John Fei Zeng to the Board. The Board has appointed Mr. Zeng to serve on Compensation Committee and Nominating and Corporate Governance Committee. Mr. Zeng currently serves as the Company’s Chief Financial Officer, a position he has held since October 2018. The compensation paid to Mr. Zeng and the Company’s other executive officers and directors is described in Item 6.B of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on April 28, 2022. Mr. Zeng will not receive any additional compensation in connection with his role as a director of the Company.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on September 7, 2022, U.S. Eastern Time (8:00 PM on September 7, 2022 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:
https://register.vevent.com/register/BI4db5286a22c849018b3385c43c1c95bf

It will automatically lead to the registration page of "UP Fintech Holding Limited Q2 2022 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2022. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$")

	As of December 31,	As of June 30,
	2021	2022
	US$	US$
Assets:
Cash and cash equivalents	269,057,708	327,780,671
Cash-segregated for regulatory purpose	1,431,827,247	1,572,585,330
Term deposits	3,044,461	3,019,122
Receivables from customers (net of allowance of US$518,741 and US$580,550 as of December 31, 2021 and June 30, 2022)	664,657,453	617,731,258
Receivables from brokers, dealers, and clearing organizations:
Related parties	804,639,024	—
Others	75,143,153	905,015,705
Financial instruments held, at fair value	3,902,987	6,630,745
Prepaid expenses and other current assets	16,051,623	14,699,323
Amounts due from related parties	2,947,871	4,649,322
Total current assets	3,271,271,527	3,452,111,476
Non-current assets:
Right-of-use assets	6,613,520	10,301,296
Property, equipment and intangible assets, net	14,031,652	14,523,722
Goodwill	2,492,668	2,492,668
Long-term investments	9,777,844	8,687,574
Other non-current assets	4,973,085	5,362,044
Deferred tax assets	12,258,360	13,685,454
Total non-current assets	50,147,129	55,052,758
Total assets	3,321,418,656	3,507,164,234
Current liabilities:
Payables to customers	2,509,492,814	2,599,637,295
Payables to brokers, dealers and clearing organizations:
Related parties	170,338,199	—
Others	499,978	271,388,492
Accrued expenses and other current liabilities	33,746,177	29,379,085
Deferred income-current	1,213,647	1,173,406
Lease liabilities-current	2,610,041	2,209,927
Amounts due to related parties	2,039,287	1,275,384
Total current liabilities	2,719,940,143	2,905,063,589
Convertible bonds
Related parties	25,330,766	—
Others	123,510,910	153,074,190
Deferred income-non-current	1,382,091	808,453
Lease liabilities- non-current	3,092,913	7,784,443
Deferred tax liabilities	1,535,965	1,472,541
Total liabilities	2,874,792,788	3,068,203,216
Shareholders’ equity:
Class A ordinary shares	20,599	22,113
Class B ordinary shares	2,221	976
Additional paid-in capital	484,335,291	489,097,002
Statutory reserve	3,562,888	3,562,888
Accumulated deficit	(45,788,131)	(52,395,963)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	6,665,819	846,821
Total shareholder's equity	446,625,868	438,961,018
Total liabilities and equity	3,321,418,656	3,507,164,234

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	30,943,412	30,470,318	28,216,614	83,837,515	58,686,932
Interest related income
Financing service fees	2,234,256	1,566,458	1,508,697	4,474,126	3,075,155
Interest income	16,846,112	15,456,486	14,452,868	32,478,025	29,909,354
Other revenues	10,210,600	5,135,441	9,297,933	20,722,088	14,433,374
Total revenues	60,234,380	52,628,703	53,476,112	141,511,754	106,104,815
Interest expense(a)	(4,836,621)	(3,650,690)	(3,529,347)	(10,369,311)	(7,180,037)
Total Net Revenues	55,397,759	48,978,013	49,946,765	131,142,443	98,924,778
Operating costs and expenses:
Execution and clearing(a)	(6,552,785)	(4,508,760)	(3,856,210)	(14,766,507)	(8,364,970)
Employee compensation and benefits	(20,569,963)	(27,475,391)	(25,635,651)	(37,032,499)	(53,111,042)
Occupancy, depreciation and amortization	(1,463,185)	(2,047,168)	(2,468,543)	(2,678,433)	(4,515,711)
Communication and market data(a)	(5,120,366)	(6,369,107)	(7,181,403)	(9,074,327)	(13,550,510)
Marketing and branding	(23,709,115)	(9,956,833)	(8,366,559)	(36,512,489)	(18,323,392)
General and administrative	(5,098,401)	(4,547,384)	(4,342,120)	(9,149,835)	(8,889,504)
Total operating costs and expenses	(62,513,815)	(54,904,643)	(51,850,486)	(109,214,090)	(106,755,129)
Other (expense) income:
Fair Value Change from convertible bonds(a)	(13,733,130)	—	—	(13,763,000)	—
Others, net	(954,500)	(425,643)	1,680,037	(1,889,329)	1,254,394
(Loss) income before income tax	(21,803,686)	(6,352,273)	(223,684)	6,276,024	(6,575,957)
Income tax benefits (expenses)	296,772	473,690	(663,366)	(6,726,610)	(189,676)
Net loss	(21,506,914)	(5,878,583)	(887,050)	(450,586)	(6,765,633)
Net loss attributable to UP Fintech Holding Limited	(21,506,914)	(5,878,583)	(887,050)	(450,586)	(6,765,633)
Other comprehensive loss, net of tax:
Unrealized loss on available-for-sale investments	—	(265,687)	—	—	(265,687)
Changes in cumulative foreign currency translation adjustment	627,201	993,440	(6,546,751)	391,351	(5,553,311)
Total Comprehensive income loss	(20,879,713)	(5,150,830)	(7,433,801)	(59,235)	(12,584,631)
Net loss per ordinary share:
Basic	(0.010)	(0.003)	(0.000)	(0.000)	(0.003)
Diluted	(0.010)	(0.003)	(0.000)	(0.000)	(0.003)
Net loss per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.149)	(0.039)	(0.006)	(0.003)	(0.044)
Diluted	(0.149)	(0.039)	(0.006)	(0.003)	(0.044)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic	2,165,360,496	2,279,261,602	2,293,793,839	2,146,848,196	2,286,567,867
Diluted	2,165,360,496	2,279,261,602	2,293,793,839	2,146,848,196	2,286,567,867

(a)	Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022
	US$	US$	US$	US$	US$
Revenues:
Commissions	5,923,448	3,986,037	5,221	19,257,976	3,991,258
Interest related income
Financing service fees	2,234,256	1,329,490	—	4,474,126	1,329,490
Interest income	8,528,598	4,692,011	33,864	17,810,278	4,725,875
Other revenues	3,767,259	1,805,126	—	9,724,269	1,805,126
Interest expense	(3,570,503)	(2,056,556)	—	(7,830,268)	(2,056,556)
Execution and clearing	(4,099,296)	(1,751,505)	—	(10,007,409)	(1,751,505)
Communication and market data	(44,333)	(25,000)	(29,267)	(44,333)	(54,267)
Fair Value Change from convertible bonds	(9,363,498)	—	—	(9,383,864)	—

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2021				For the three months ended March 31, 2022				For the three months ended June 30, 2022
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		3,420,845	(1)			3,459,283	(1)			4,355,016	(1)
		—	(2)			472,605	(2)			—	(2)
		13,733,130	(3)			—	(3)			—	(3)
Net (loss) income attributable to UP Fintech Holding Limited	(21,506,914)	17,153,975		(4,352,939)	(5,878,583)	3,931,888		(1,946,695)	(887,050)	4,355,016		3,467,966

Net (loss) income per ADS - diluted	(0.149)			(0.030)	(0.039)			(0.013)	(0.006)			0.022
Weighted average number of ADSs used in calculating diluted net (loss) income per ADS	144,357,366			144,357,366	151,950,773			151,950,773	152,919,589			154,509,515

(1)  Share-based compensation.

(2)  Impairment loss from long-term investments

(3)  Fair value change from convertible bonds